                       THE PAYDEN & RYGEL INVESTMENT GROUP
                       333 South Grand Avenue, 32nd Floor
                          Los Angeles, California 90071
                                December __, 1998

Payden & Rygel
333 South Grand Avenue, 32nd Floor
Los Angeles, CA 90071

Ladies and Gentlemen:

        We wish to retain Payden & Rygel to act as investment adviser to our newly created Emerging Market Bond Fund, EuroDirect Fund and California Intermediate Municipal Income Fund series. Accordingly, this will confirm our agreement to amend Exhibit A to the Investment Management Agreement between us dated as of June 24, 1992, as heretofore amended, by adding the following paragraphs:

Emerging Market Bond Fund Series

Annual Advisory Fees (as a percentage of average daily net assets) - 0.__% on the first $_ billion, and 0.__% in excess thereof.

Operating Expense Limitation (as a percentage of average daily net assets) - Class R shares, -.--%.

EuroDirect Fund Series

Annual Advisory Fees (as a percentage of average daily net assets) - 0.__% on the first $_ billion, and 0.__% in excess thereof.

Operating Expense Limitation (as a percentage of average daily net assets) - Class R shares, _.__%.

California Intermediate Municipal Income Fund Series

Annual Advisory Fees (as a percentage of average daily net assets) - 0.__% on the first $_ billion, and 0.__% in excess thereof.

Operating Expense Limitation (as a percentage of average daily net assets) - Class R shares, _.__%.

        In all other respects, the Investment Management Agreement between us, as heretofore amended, will remain unchanged. Please sign this letter below to confirm your agreement to this amendment.

                                                   Very truly yours,


                                                   Joan A. Payden
                                                   President

AGREED:

PAYDEN & RYGEL

By:___________________________________
        Executive Vice President